Paris, November 8, 2005

     Third quarter 2005: Adjusted EPS1 up 27.4%,
net sales up 11.0% on a comparable basis1

First 9 months of 2005: Adjusted EPS1 up 26.6%,
net sales up 11.0% on a comparable basis1

The consolidated income statement for the first 9 months of 2005 is shown in Appendix 4. Consolidated net income for the first 9 months of 2005 was €1,802 million. This figure takes account of the effects of the application of purchase accounting to the Aventis acquisition, including an impairment loss of €339 million net of deferred tax arising from the launch of generics of Allegra in the United States in September 2005 and post-tax restructuring costs of €465 million.

In order to give a better representation of our underlying economic performance, we have decided to publish and explain adjusted1 consolidated income statements for the first 9 months of 2005 and the third quarter of 2005, and to compare them with adjusted proforma1 income statements for the first 9 months of 2004 and the third quarter of 2004 respectively. Adjusted net income for the first 9 months of 2005 was €4,891 million, compared with €3,830 million for the first 9 months of 2004.

THIRD QUARTER
  Net sales: €7,200 million, up 11.6% (11.0% on a comparable basis).
  20.2% growth in “Adjusted operating income – current”.
  28.7% rise in adjusted net income to €1,923 million.
  27.4% increase in adjusted EPS to €1.44 (vs. €1.13 for the third quarter of 2004).
FIRST 9 MONTHS
  Net sales: €20,304 million, up 8.9% (11.0% on a comparable basis).
  23.8% growth in “Adjusted operating income – current”.
  27.7% rise in adjusted net income to €4,891 million.
  26.6% increase in adjusted EPS to €3.66 (vs. €2.89 for the first 9 months of 2004).
CONFIRMATION OF 2005 GUIDANCE

Barring major adverse events, despite impact of Allegra® in Q4 2005, the Group confirms its guidance of adjusted EPS growth in 2005 of at least 20%2.

1 Refer to the Appendices for definitions of financial indicators

2 Based on an exchange rate of €1:$1.25. Sensitivity to the euro/dollar exchange rate is estimated at 0.5% of growth for a 1-cent movement in the exchange rate.

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Net sales for third quarter of 2005 and first 9 months of 2005

Unless otherwise indicated, growth figures in this press release are on a comparable basis and calculated on 2004 pro forma figures (see explanatory notes).

In the third quarter of 2005, sanofi-aventis generated net sales of €7,200 million, up 11.0% . Exchange rate movements had a favorable effect of 1.3 points, and changes in Group structure a negative effect of 0.7 of a point. After allowing for these impacts, reported-basis growth was 11.6%.

Net sales for the 9 months to end September 2005 totaled €20,304 million, up 11.0% . Exchange rate movements had a negative effect of 1.2 points, and changes in Group structure a negative effect of 0.9 of a point. After allowing for these impacts, reported-basis growth was 8.9% .

Net sales by business segment

Net sales reported by sanofi-aventis comprise net sales generated by the pharmaceuticals business and net sales generated by the human vaccines business.

Pharmaceuticals

Third-quarter net sales for the pharmaceuticals business were up 9.4% at €6,483 million. Net sales of the top 15 products rose by 15.7% to €4,283 million, representing 66.1% of pharmaceuticals net sales, compared with 62.5% for the third quarter of 2004.

In the 9 months to end September 2005, net sales for the pharmaceuticals business were up 10.5% at €18,885 million. Net sales of the top 15 products rose by 16.7% to €12,076 million, representing 63.9% of pharmaceuticals net sales, compared with 60.5% in the 9 months to end September 2004.

	2005 Q3	Change on a	2005	Change on a
Millions of euros	net sales	comparable	9-month	comparable basis
		basis	net sales

Lovenox®	551	+13.8%	1,571	+15.7%
Plavix®	534	+22.8%	1,508	+21.4%
Eloxatin®	422	+28.3%	1,141	+35.2%
Taxotere®	420	+13.8%	1,184	+11.9%
Stilnox® /Ambien®	419	+5.5%	1,089	+7.6%
Allegra®	367	-0.8%	1,185	+8.3%
Lantus®	325	+44.4%	869	+48.5%
Tritace®	260	+7.0%	724	+1.8%
Copaxone®	240	+23.7%	646	+23.8%
Aprovel®	225	+14.8%	661	+14.2%
Amaryl®	195	+19.6%	542	+12.2%
Actonel®	99	+20.7%	275	+25.6%
Depakine®	81	+5.2%	238	+5.3%
Xatral®	80	+15.9%	237	+16.2%
Nasacort®	65	-7.1%	206	-1.0%

Total	4,283	+15.7%	12,076	+16.7%

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Third-quarter net sales of other pharmaceutical products were down 1.1% at €2,200 million. Excluding DDAVP, which faced competition from generics in the United States during the quarter, net sales of other pharmaceutical products were stable.

Net sales of other pharmaceutical products for the 9 months to end September were up 0.8% at €6,809 million.

Human Vaccines

Third-quarter consolidated net sales for the Human Vaccines business were €717 million, a rise of 27.8% . In the 9 months to end September, consolidated net sales for this business reached €1,419 million, up 18.5%.

The successful launch of Menactra® in the United States in March 2005 added €77 million to third-quarter net sales and €147 million to net sales for the first 9 months of the year.

The fine performance by Adult Booster vaccines benefited from two US launches: Decavac® in January 2005 (€152 million to end September), and AdacelTM (tetanus-diphtheria-whooping cough-Tdap) in July 2005.

The influenza vaccination season began as usual in September, and will continue through the final quarter.

Net sales	2005 Q3	Change on a	2005	Change on a
Millions of euros	net sales	comparable	9-month	comparable
		basis	net sales	basis

Polio/Whooping Cough/Hib Vaccines	151	+14.2%	409	-0.5%
Adult Booster Vaccines	90	+91.1%	211	+48.2%
Influenza Vaccines	274	+8.7%	338	+12.4%
Travel Vaccines	48	+5.2%	129	-3.3%
Meningitis/Pneumonia Vaccines	110	+150.0%	208	+128.6%
Other Vaccines	44	+12.8%	124	+4.2%

Total	717	+27.8%	1,419	+18.5%

Sanofi Pasteur MSD, the joint venture with Merck & Co in Europe, generated third-quarter net sales of €246 million (up 8.8% on a reported basis). For the 9 months to end September, the joint venture posted sales of €527 million (up 9.7% on a reported basis). These sales are not consolidated by sanofi-aventis.

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Net sales by geographical region

	2005 Q3	Change on a	2005	Change on a
Millions of euros	net sales	comparable	9-month	comparable
		basis	net sales	basis

Europe	3,010	+10.1%	9,085	+9.6%
United States	2,725	+12.9%	7,129	+14.9%
Other countries	1,465	+9.2%	4,090	+7.7%

Total	7,200	+11.0%	20,304	+11.0%

In Europe, third-quarter sales growth was propelled by a strong showing from the entire portfolio, and in particular from Lantus® (up 44.5%), Eloxatin® (up 27.7%), Taxotere® (up 26.8%), Plavix® (up 20.6%) and Lovenox® (up 12.4%).

In the United States, despite competition from generics of Allegra® in September, sales rose by 12.9% in the third quarter, driven by Lantus® (up 38.8%), Eloxatin® (up 25.4%) and Lovenox® (up 13.4%) .

In other countries, sales growth accelerated, reaching 9.2% in the third quarter.

Developed sales

Developed sales give an indication of the overall presence of sanofi-aventis products in the market. Third-quarter developed sales reached €8,110 million, up 10.4% . In the 9 months to end September, developed sales amounted to €22,732 million, up 11.2% .

Developed sales of Plavix® /Iscover® :

	2005 Q3	Change on a	2005	Change on a
Millions of euros		comparable	9 months	comparable
		basis		basis

Europe	408	+21.8%	1,165	+21.7%
United States	685	+7.4%	1,832	+15.8%
Other countries	149	+22.1%	411	+22.3%

Total	1,242	+13.4%	3,408	+18.5%

In the United States, total prescriptions (TRx ) of Plavix® rose by 13.6% 3 to end September.

In Europe, Plavix® again achieved robust growth in the third quarter, especially in France (up 22.4%) .

Developed sales of Aprovel® /Avapro® /Karvea® :

	2005 Q3	Change on a	2005	Change on a
		comparable	9 months	comparable
Millions of euros		basis		basis

Europe	199	+11.2%	586	+11.8%
United States	120	-1.6%	319	-0.6%
Other countries	86	+16.2%	226	+14.7%

Total	405	+8.0%	1,131	+8.5%

In the United States, total prescriptions of Avapro® (TRx) rose by 13.1%3 to end September compared with market growth (ARB) of 10.6%3. At end September, the product had market share of 15.0%4.

[3]	IMS NPA 3 channels –YTD September 2005

[4]	IMS NPA 3 channels –September 2005

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Comments by therapeutic class Cardiovascular/Thrombosis

Lovenox® /Clexane®

2005 third-quarter net sales of Lovenox® were €551 million, up 13.8%, with growth of 13.4% (to €334 million) in the United States and 12.4% (to €159 million) in Europe. In the United States, growth was driven largely by the use of Lovenox® in medical prophylaxis.

In the 9 months to end September, net sales of Lovenox® rose by 16.8% (to €934 million) in the United States and by 13.3% (to €484 million) in Europe.

Plavix®

Third-quarter consolidated net sales of Plavix® came to €534 million, up 22.8%. In the 9 months to end September, net sales of the product rose by 21.4% to €1,508 million.

Delix®/Tritace®

Third-quarter net sales of Delix®/Tritace® came to €260 million, up 7.0%, thanks to a return to growth in Germany and good performances in France and Canada.

In the 9 months to end September, net sales of Delix®/Tritace® grew by 1.8% to €724 million.

Aprovel®

Third-quarter consolidated net sales of Aprovel® came to €225 million, up 14.8% .

In the 9 months to end September, consolidated net sales of Aprovel® rose by 14.2% to €661 million.

Oncology

Taxotere®

Third-quarter consolidated net sales of Taxotere® were €420 million, up 13.8% . In Europe, growth accelerated in the quarter to 26.8% (€164 million), thanks largely to increased sales force effectiveness and clearer differentiation between Taxotere® and Taxol®.

In the United States, Taxotere® is gaining market share with new patients in early stage breast cancer as an adjuvant treatment (26%5) and in the treatment of hormone-resistant prostate cancer (82%5), but is still being adversely affected by the introduction of Taxol® generics. Third-quarter sales in the United States came to €180 million, up 5.9%.

In the 9 months to end September, net sales of Taxotere® were €1,184 million, up 11.9% . The product achieved growth of 19.0% in Europe (to €464 million) and 8.1% in the United States (to €512 million).

Eloxatin®

Third-quarter net sales of Eloxatin® were €422 million, up 28.3% . Net sales of the product rose by 25.4% in the United States (to €245 million) and by 27.7% in Europe (to €141 million). Eloxatin® is gaining market share as an adjuvant treatment for colorectal cancer in Europe and in the United States, where the product has 59.3% 5 market share in stage III patients.

In the 9 months to end September, net sales of Eloxatin® advanced by 35.1% in the United States (to €651 million) and by 34.4% in Europe (to €404 million). A new formulation (solution) was launched at the start of June in the United States and France, and already represents around 80% of Eloxatin® use.

5 Source: Intrinsiq Research – rolling 3 months to August 2005 (excluding Herceptin® only patients in early stage breast cancer)

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Central Nervous System
Ambien®

Third-quarter net sales of Ambien® amounted to €371 million in the United States, up 4.8%. Prescription growth to end September was 5.9%3 in the United States.

Ambien CR, approved in the United States on September 6, 2005, has been available in pharmacies since beginning of October. The product is being marketed by a sales force of around 3,500 medical professionals.

In the 9 months to end September, net sales of Ambien® in the United States rose 8.8% to €948 million. In Japan, sales of Myslee® (not consolidated by sanofi-aventis) were up 19.4% at €76 million.

Copaxone®

Third-quarter net sales of Copaxone® came to €240 million, up 23.7%. Net sales rose by 26.6% in the United States (to €168 million), and by 20.0% in Europe (to €59 million).

In the 9 months to end September, net sales of Copaxone® advanced by 24.8% (to €440 million) in the United States and by 23.2% in Europe (to €170 million).

Depakine®

Third-quarter net sales of Depakine® were €81 million, up 5.2% . In the 9 months to end September, net sales of Depakine® increased by 5.3% to €238 million.

Diabetes

Lantus®

Third-quarter net sales of Lantus® were €325 million, up 44.4% . The product reported net sales growth of 38.8% in the United States (to €191 million) and 44.5% in Europe (to €110 million). In the United States, Lantus®, the best-selling insulin product on the market and the only insulin analog to provide 24-hour coverage, continues to gain market share, and had 28.1% 4 of the market at end September 2005.

In the 9 months to end September, net sales of Lantus® advanced by 45.4% in the United States to €511 million. In Europe, the product posted sales growth of 45.7% to €301 million.

Amaryl®

Third-quarter net sales of Amaryl® were €195 million, up 19.6% . Net sales rose by 33.6% in the United States (to €63 million), and by 10.0% in Europe (to €68 million).

In the 9 months to end September, net sales of Amaryl® advanced by 18.9% in the United States (to €172 million). In Europe, the product achieved growth of 11.1%, to €195 million. In early October, Prasco Laboratories launched an authorized generic of Amaryl® in the United States.

Internal Medicine

Allegra®

Third-quarter net sales of Allegra® fell by 0.8% to €367 million, including €305 million in the United States (down 0.9%) . Allegra® has been facing competition from generics in the United States since September. On September 14, 2005, Prasco Laboratories launched an authorized generic version of Allegra®.

In the 9 months to end September, net sales of Allegra® rose by 8.3% to €1,185 million. Net sales in the United States were up 5.6% at €914 million.

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Actonel®

Third-quarter worldwide sales of Actonel®, including the alliance with Procter & Gamble, amounted to €387 million. Sales consolidated by sanofi-aventis were up 20.7% at €99 million. Consolidated Japanese sales for the third quarter rose by 10.6% to €13 million.

In the 9 months to end September, worldwide sales of Actonel®, including the alliance with Procter & Gamble, totaled €1,009 million. Sales consolidated by sanofi-aventis over the period were €275 million, an increase of 25.6% .

Ketek®

Third-quarter net sales of Ketek® were €38 million, 7.3% lower than in the third quarter of 2004, when the product was launched in the United States.

In the 9 months to end September, net sales of Ketek® increased by 35.9% to €159 million.

Xatral®

Third-quarter net sales of Xatral® came to €80 million, up 15.9% .

In the 9 months to end September, net sales of Xatral® advanced by 16.2% to €237 million.

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Adjusted consolidated income statement (unaudited)

The adjusted consolidated income statement (unaudited) is presented in Appendix 3.

Refer to Appendix 1 for a definition of “Proforma income statement” and “Adjusted net income”, and to Appendix 4 for reconciliations of the consolidated income statement to the adjusted consolidated income statement.

Third quarter of 2005 (vs. 2004 third-quarter adjusted pro forma)

Net sales generated by sanofi-aventis in the third quarter of 2005 came to €7,200 million, an increase of 11.0% on a comparable basis. Exchange rate movements had a favorable effect of 1.3 points, and changes in Group structure a negative effect of 0.7 of a point. After allowing for these impacts, reported-basis growth was 11.6%.

Gross profit was €5,665 million, 11.6% up on the third quarter of 2004. The gross margin ratio (78.7%) was unchanged from the comparable period of 2004. Cost of sales continued to fall as a percentage of net sales (25.7%, vs. 26.3% in the third quarter of 2004. Other revenues were stable in value terms.

Research and development expenses rose by 1.6% year-on-year to €992 million.

Selling and general expenses, at €2,018 million, were 4.2% higher than in the third quarter of 2004, and represented 28.0% of net sales (vs. 30.0% in Q3 2004). Promotional expenses grew at a faster rate in the third quarter than in the second quarter, while the reduction in general expenses was again more marked than in the previous quarter.

Other current operating income came to €59 million, against €96 million in the third quarter of 2004, reflecting a less favorable foreign exchange position over the quarter.

Operating income – current was up 20.2% at €2,653 million, representing 36.8% of net sales versus 34.2% in the third quarter of 2004, an improvement of 2.6 points.

Other operating income and expenses showed a net gain of €37 million, compared with a net loss of €14 million in the third quarter of 2004. In 2005, this line includes the €70 million gain on the divestment of the oral health business to Procter & Gamble.

Operating income rose by 24.2% to €2,687 million.

Net financial expense came to €19 million, compared with €213 million in the third quarter of 2004. This marked improvement reflects firstly a lower cost of debt capital, a reduction in debt due to cash flow generated by the Group, and a favorable effect from the remeasurement of financial instruments; and secondly €64 million of gains on the disposal of equity holdings (primarily Transkaryotic and Viropharma).

Income tax expense totaled €829 million, compared with €583 million for the third quarter of 2004, giving an effective tax rate of 31.1% (vs. 29.9% for the third quarter of 2004).

The share of profit from associates was €175 million, against €201 million for the third quarter of 2004. This line includes the Group’s share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance (€112 million, vs. €107 million for the third quarter of 2004). The reduction in the share of profits from associates reflects the deconsolidation of Wacker-Chemie GmbH at the start of the third quarter.

Minority interests in net income were €91 million, compared with €74 million in the third quarter of 2004. This line includes the share of pre-tax profits paid over to BMS from territories managed by sanofi-aventis (€82 million, vs. €60 million for the third quarter of 2004).

Net income was up 28.7% at €1,923 million, and represented 26.7% of net sales, against 23.2% for the third quarter of 2004.

Earnings per share (EPS) came to €1.44, 27.4% higher than the 2004 third-quarter figure of €1.13, based on an average number of shares of 1,337,056,282 for the third quarter of 2005 and 1,327,656,093 for the third quarter of 2004.

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First 9 months of 2005 (vs. adjusted pro forma, first 9 months of 2004)

In the 9 months to end September 2005, sanofi-aventis generated net sales of €20,304 million, a rise of 11.0% on a comparable basis. Exchange rate movements had a negative effect of 1.2 points, and changes in Group structure a negative effect of 0.9 of a point. After allowing for these impacts, reported-basis growth was 8.9%.

Gross profit for the 9 months to end September 2005 was €15,899 million, up 10.4% on the comparable period in 2004. The gross margin ratio was 78.3%, against 77.2% for the comparable period of 2004. This improvement reflects the combined effect of sales growth, productivity gains and purchasing efficiencies.

Research and development expenses were 0.3% higher than in the comparable period of 2004 at €2,894 million. The lack of significant growth in R&D spend reflects the impact of restructuring initiated by Aventis prior to the acquisition and the discontinuation of some R&D collaborations.

Selling and general expenses were 2.0% up on the comparable period of 2004 at €5,967 million, representing 29.4% of net sales. Promotional expenses increased faster than sales growth, while general expenses were sharply down.

Other current operating income came to €192 million, against €185 million on the comparable period of 2004, The Group’s share of profits from alliances, especially the Actonel® alliance, continues to grow.

Operating income – current was up 23.8% at €7,052 million, representing 34.7% of net sales, an improvement of 4.1 points over the comparable period of 2004.

Other operating income and expenses showed a net gain of €44 million, compared with €180 million for the comparable period of 2004. In 2004, this line included gains on divestments of €373 million (mainly from divestments by Aventis) and bid defense costs of €154 million. In 2005, it includes the €70 million gain on the divestment of the oral health business to Procter & Gamble.

Operating income was up 22.9% at €7,063 million, representing 34.8% of net sales (vs. 30.8% for the comparable period of 2004).

Net financial expense came to €224 million, versus €606 million for the comparable period of 2004. This improvement reflects a lower cost of debt capital, a reduction in debt due to cash flow generated by the Group, a favorable effect from the remeasurement of financial instruments, and gains on disposals of equity holdings (primarily Transkaryotic and Viropharma) in 2005.

Income tax expense was €2,131 million, against €1,530 million for the comparable period of 2004, giving an effective tax rate of 31.2% to end September 2005 (vs. 29.8% to end September 2004).

The share of profit from associates was €444 million, compared with €434 million for the first 9 months of 2004. This line includes the Group’s share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance (€295 million, vs. €265 million for the first 9 months of 2004).

Minority interests amounted to €261 million, against €215 million for the first 9 months of 2004. This line includes the share of pre-tax profits paid over to BMS from territories managed by sanofi-aventis (€220 million, vs. €175 million for the first 9 months of 2004).

Net income was up 27.7% at €4,891 million, representing 24.1% of net sales (vs. 20.5% for the first 9 months of 2004).

Earnings per share (EPS) came to €3.66, 26.6% higher than the figure for the first 9 months of 2004 (€2.89), based on an average number of shares of 1,335,779,796 for the first 9 months of 2005 and 1,326,234,913 for the first 9 months of 2004.

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Consolidated net debt

Consolidated net debt (defined as short-term debt plus long-term debt, net of cash and cash equivalents) fell from €12.8 billion at end June 2005 to €11.6 billion at end September 2005.

Share issue reserved for employees*

Under the authority granted by the shareholders’ meeting of May 31, 2005, the Board of Directors decided at its meeting of November 7, 2005 to carry out a share issue reserved for employees before the end of 2005. The main terms of the proposed issue are:

-maximum issue: 0.5% of the share capital

-subscription price: 54.09 euros, i.e. a discount of 20%

-lock-up period: 5 years

-subscription period: November 21, 2005 through December 2, 2005

In accordance with IFRS, the fair value of the employee benefit arising from this share issue will be recognized in the final quarter of 2005.

2005 guidance

Based on its strong 2005 third-quarter performance, sanofi-aventis maintains its 2005 guidance.

Sanofi-aventis expects 2005 full-year comparable-basis net sales growth to be ahead of the world pharmaceutical market growth rate. Barring major adverse events, sanofi-aventis also expects 2005 full-year adjusted EPS growth of at least 20% (based on an exchange rate of €1:$1.25, with sensitivity to the euro/dollar exchange rate estimated at 0.5% of growth for a 1-cent movement in the exchange rate).

* Read the “Important Information” at the end of this press release

10/23

Recent events

September 6, 2005	Announcement of FDA approval for Ambien CRTM in the United States.

September 6, 2005	Announcement of discontinuation of ACTIVE W arm (clopidogrel + aspirin versus oral anticoagulation) designed to evaluate clopidogrel in the prevention of vascular events in atrial fibrillation patients; the ACTIVE A and ACTIVE I arm of the clinical trial program are to continue.

September 8, 2005	Recommendation by the FDA advisory committee panel that Exubera® be approved for use in adults with type 1 and type 2 diabetes.

September 13, 2005	Announcement of distribution and supply agreement with Prasco Laboratories to launch an authorized generic version of Allegra® in the United States.

September 13, 2005	Trial date of April 3, 2006 set for the Plavix® patent infringement litigation against
Apotex Inc. and Apotex Corp. in the United States.

September 15, 2005	Publication of interim analysis of phase III study on early-stage HER2-positive breast cancer showing Taxotere® -based chemotherapy combined with Herceptin® improves disease-free survival.

September 15, 2005	Signature by Sanofi pasteur of a $100 million contract to produce vaccines against the
H5N1 bird flu strain for the US government .

September 21, 2005	Sanofi pasteur announces donation of 200,000 doses of influenza vaccine to support the American government’s efforts to tackle health problems in the aftermath of
Hurricane Katrina.

September 26, 2005	Acceptance by the FDA of filing of license application for PentacelTM, a new combined pediatric vaccine.

September 30, 2005	Announcement that Sanofi pasteur and the FDA have been informed of 5 cases of
Guillain-Barré syndrome following administration of Menactra. The FDA has requested
Sanofi pasteur to inform patients and to report any further cases of Guillain-Barré
syndrome.

October 7, 2005	Announcement that Ambien CRTM is available in the United States.

October 27, 2005	Start of hearings of motion for preliminary injunction in the Allegra® patent infringement case.

October 28, 2005	Announcement by Pfizer and sanofi-aventis that they have been informed by the FDA in the United States that the original review period for the Exubera® license application is to be extended by three months.

November 7, 2005	Decision by the sanofi-aventis Board of Directors to carry out a share issue reserved for Group employees

2006 Financial Diary
January 30, 2006	2005 fourth-quarter net sales
February 24, 2006	2005 results – analyst/investor meeting in Paris

11/23

APPENDICES:

List of appendices:

Appendix 1: Explanatory notes

Appendix 2: Net sales by product: third quarter of 2005 and first 9 months of 2005

Appendix 3: Adjusted consolidated income statements (unaudited): third quarter and first 9 months of 2005

Appendix 4: Reconciliation of consolidated income statement to adjusted consolidated income statement (unaudited): third quarter of 2005 and first 9 months of 2005

Appendix 1: Explanatory notes

Comparable net sales: When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate movements and changes in Group structure (acquisitions and divestments of interests in entities and rights to products, and changes in consolidation method for consolidated entities).

For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period. We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition.

Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in consolidation method, the prior period is recalculated on the basis of the method used for the current period.

Reconciliation of 2004 pro forma reported net sales to 2004 pro forma comparable net sales

€ million	2004: 9 months

Pro forma reported net sales	18,648

Impact of changes in Group structure	(161)

Impact of exchange rates	(192)

Pro forma comparable net sales	18,295

€ million	2004: Q3

Pro forma reported net sales	6,452

Impact of changes in Group structure	(38)

Impact of exchange rates	74

Pro forma comparable net sales	6,488

Developed sales: When we refer to “developed sales” of a product, we mean consolidated net sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and are not included in our consolidated net sales (with Bristol-Myers Squibb on Plavix®/ Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan) and with Fujisawa on Stilnox®/ Myslee®). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.

We believe that developed sales are a useful measurement tool because they demonstrate the overall presence of our products in the market.

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Reconciliation of net sales to developed sales

€ million	2005: 9 months	2004: 9 months*

Net sales	20,304	18,295

Non-consolidated sales of Plavix® /Iscover® net of	1,900	1,633
sales of product to Bristol-Myers Squibb

Non-consolidated sales of	470	463
Aprovel® /Avapro® /Karvea® net of sales of product
to Bristol-Myers Squibb

Non-consolidated sales of Stilnox® /Myslee® net of	58	52
sales of product to Fujisawa

Developed sales	22,732	20,443

* Pro forma net sales

€ million	2005: Q3	2004: Q3*

Net sales	7,200	6,488

Non-consolidated sales of Plavix® /Iscover® net	708	660
of sales of product to Bristol-Myers Squibb

Non-consolidated sales of	180	179
Aprovel® /Avapro® /Karvea® net of sales of
product to Bristol-Myers Squibb

Non-consolidated sales of Stilnox® /Myslee® net	22	19
of sales of product to Fujisawa

Developed sales	8,110	7,346

* Pro forma net sales

Adjusted net income: We define “adjusted net income” as accounting net income (determined under IFRS) adjusted to exclude (i) the material impacts of purchase accounting for the Aventis acquisition and (ii) acquisition-related integration and restructuring costs. Sanofi-aventis believes that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.

The material impacts of the application of purchase accounting to the acquisition are as follows:

-	charges arising from the remeasurement of Aventis inventories at fair value, net of tax;

-	amortization/impairment expense generated by the remeasurement of Aventis intangible assets, net of tax;

-	any impairment charged against the goodwill arising on the acquisition.

Sanofi-aventis also excludes acquisition-related integration and restructuring costs from adjusted net income.

13/23

The adjusted pro forma income statements for the third quarter of 2004 and the first 9 months of 2004 are presented for comparability purposes as though the offer for Aventis, and the transactions described below, had occurred on January 1, 2004. The basis of preparation of the pro forma income statements is as follows:

-	Elimination of the income statement contribution of Arixtra, Fraxiparine and Campto.

-	Elimination of Aventis Behring, divested at the start of 2004.

€ million	2005: 9 months	2005: 9 months	2004: 9 months
	consolidated	adjusted	adjusted
	(unaudited)	consolidated	pro forma
		(unaudited)	(unaudited)

Net sales	20,304	20,304	18,648

Net income	1,802	4,891	3,830

Basic EPS (in euros)	1.35	3.66	2.89

€ million	2005: Q3	2005: Q3	2004: Q3
	consolidated	adjusted	adjusted
		consolidated	pro forma
	(unaudited)	(unaudited)	(unaudited)

Net sales	7,200	7,200	6,452

Net income	715	1,923	1,494

Basic EPS (in euros)	0.54	1.44	1.13

14/23

Appendix 2: Net sales by product

Third quarter of 2005: Net sales by product

	Q3 2005	Q3 2004	Q3 2004
€ million	net sales	pro forma	pro forma
		net sales	net sales
		(comparable)

Lovenox®	551	484	480
Plavix®	534	435	428
Allegra®	367	370	367
Taxotere®	420	369	366
Stilnox® /Ambien®	419	397	397
Eloxatin®	422	329	327
Lantus®	325	225	224
Tritace®	260	243	237
Aprovel®	225	196	193
Copaxone®	240	194	192
Amaryl®	195	163	162
Actonel®	99	82	80
Depakine®	81	77	76
Xatral®	80	69	68
Nasacort®	65	70	69

Total	4,283	3,703	3,666

Other products	2,200	2,224	2,231

Total Pharmaceuticals	6,483	5,927	5,897

Vaccines	717	561	555

Total net sales	7,200	6,488	6,452

15/23

First 9 months of 2005: Net sales by product

	2005: 9-month	2004: 9-month	2004: 9-month
	net sales	pro forma	pro forma
€ million		net sales	net sales
		(comparable)

Lovenox®	1,571	1,358	1,385
Plavix®	1,508	1,242	1,232
Allegra®	1,185	1,094	1,130
Taxotere®	1,184	1,058	1,077
Stilnox® /Ambien®	1,089	1,012	1,041
Eloxatin®	1,141	844	861
Lantus®	869	585	599
Tritace®	724	711	707
Aprovel®	661	579	577
Copaxone®	646	522	534
Amaryl®	542	483	492
Actonel®	275	219	220
Depakine®	238	226	225
Xatral®	237	204	204
Nasacort®	206	208	214

Total	12,076	10,345	10,498

Other products	6,809	6,753	6,935

Total Pharmaceuticals	18,885	17,098	17,433

Vaccines	1,419	1,197	1,215

Total net sales	20,304	18,295	18,648

16/23

Appendix 3: Adjusted consolidated income statements (unaudited) for the third quarter and first 9 months of 2005

The adjusted consolidated income statements are derived from the consolidated income statements as presented in Appendix 4.

Sanofi-aventis 2005 third-quarter adjusted consolidated income statement

	Q3 2005	as % of	Q3 2004	as % of	% change
	Adjusted	net sales	Adjusted	net sales
€ million	consolidated		pro forma
	income		income
	statement		statement
	(unaudited)		(unaudited)

Net sales	7,200	100%	6,452	100%	+11.6%

Other revenues	318	4.4%	324	5.0%	-1.9%

Cost of sales	(1,853)	(25.7%)	(1,700)	(26.3%)	9.0%

Gross profit	5,665	78.7%	5,076	78.7%	+11.6%

Research & development expenses	(992)	(13.8%)	(976)	(15.1%)	+1.6%

Selling & general expenses	(2,018)	(28.0%)	(1,937)	(30.0%)	+4.2%

Other current operating income	59	-	96	-	-38.5%

Other current operating expenses	(30)	-	(21)	-	+42.9%

Amortization of intangibles	(31)	-	(30)	-	-

Operating income – current	2,653	36.8%	2,208	34.2%	+20.2%

Restructuring costs	(3)	-	(31)	-	-

Impairment of PP&E and intangibles	0	-	0	-	-

Other operating income and expenses	37	-	(14)	-	-

Operating income	2,687	37.3%	2,163	33.5%	+24.2%

Financial expenses	(123)	-	(199)	-	-38.2%

Financial income	104	-	(14)	-	-

Income before tax and associates	2,668	37.1%	1,950	30.2%	+36.8%

Income tax expense	(829)	(11.5%)	(583)	(9.0%)	+42.2%

Effective tax rate	31.1%	-	29.9%	-	-

Share of profit/loss of associates	175	-	201	-	-12.9%

Net income before minority interests	2,014	28.0%	1,568	24.3%	+28.4%

Minority interests	(91)	-	(74)	-	+23.0%

Net income	1,923	26.7%	1,494	23.2%	+28.7%

Average number of shares outstanding	1,337,056,282		1,327,656,093		-

Earnings per share (in euros)	1.44		1.13		+27.4%

17/23

Sanofi-aventis consolidated income statement: first 9 months of 2005

	2005: 9 months	as % of	2004: 9 months	as % of	% change
€ million	Adjusted	net sales	Adjusted	net sales
	consolidated		pro forma
	income		income
	statement		statement
	(unaudited)		(unaudited)

Net sales	20,304	100%	18,648	100%	+8.9%

Other revenues	866	4.3%	831	4.5%	+4.2%

Cost of sales	(5,271)	(26.0%)	(5,079)	(27.3%)	+3.8%

Gross profit	15,899	78.3%	14,400	77.2%	+10.4%

Research & development expenses	(2,894)	(14.3%)	(2,885)	(15.5%)	+0.3%

Selling & general expenses	(5,967)	(29.4%)	(5,848)	(31.4%)	+2.0%

Other current operating income	192	-	185	-	+3.8%

Other current operating expenses	(94)	-	(69)	-	+36.2%

Amortization of intangibles	(84)	-	(86)	-	-2.3%

Operating income – current	7,052	34.7%	5,697	30.6%	+23.8%

Restructuring costs	(30)	-	(130)	-	-76.9%

Impairment of PP&E and intangibles	(3)	-	-	-	-

Other operating income and expenses	44	-	180	-	-

Operating income	7,063	34.8%	5,747	30.8%	+22.9%

Financial expenses	(428)	-	(691)	-	-38.1%

Financial income	204	-	85	-	-

Income before tax and associates	6,839	33.7%	5,141	27.6%	+33.0%

Income tax expense	(2,131)	(10.5%)	(1,530)	(8.2%)	+39.3%

Effective tax rate	31.2%	-	29.8%	-	-

Share of profit/loss of associates	444	-	434	-	+2.3%

Net income before minority interests	5,152	25.4%	4,045	21.7%	+27.4%

Minority interests	(261)	-	(215)	-	+21.4%

Net income	4,891	24.1%	3,830	20.5%	+27.7%

Average number of shares outstanding	1,335,779,796		1,326,234,913		-

Earnings per share (in euros)	3.66		2.89		+26.6%

18/23

Appendix 4: Reconciliation of consolidated income statement to adjusted consolidated income statement (unaudited) for the third quarter of 2005 and the first 9 months of 2005

Third quarter of 2005:

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to the Aventis acquisition (€1,140 million net of deferred taxes, with no cash impact for the Group) and restructuring charges (€68 million net of tax), i.e. a total impact of €1,208 million.

Third quarter of 2005: Reconciliation of consolidated income statement to adjusted consolidated income statement (unaudited)

			Q3 2005
€ million	Q3 2005	Adjustments	adjusted
	consolidated		consolidated
	(unaudited)		(unaudited)

Net sales	7,200	-	7,200

Other revenues	318	-	318

Cost of sales	(1,972)	119 (a)	(1,853)

Gross profit	5,546	119	5,665

Research & development expenses	(992)	-	(992)

Selling & general expenses	(2,018)	-	(2,018)

Other current operating income	59	-	59

Other current operating expenses	(30)	-	(30)

Amortization of intangibles	(974)	943 (b)	(31)

Operating income – current	1,591	1,062	2,653

Restructuring costs	(111)	108 (c)	(3)

Impairment of PP&E and intangibles	(651)	651 (d)	0

Other operating income and expenses	37	-	37

Operating income	866	1,821	2,687

Financial expenses	(123)	-	(123)

Financial income	104	-	104

Income before tax and associates	847	1,821	2,668

Income tax expense	(141)	(688) (e)	(829)

Share of profit/loss of associates	99	76 (f)	175

Net income before minority interests	805	1,209	2,014

Minority interests	(90)	(1) (g)	(91)

Net income	715	1,208	1,923

Average number of shares outstanding	1,337,056,282		1,337,056,282

Earnings per share (in euros)	0.54		1.44

19/23

The material impacts of the application of purchase accounting to the Aventis acquisition and of restructuring charges on the 2005 third-quarter consolidated income statement are as follows:

(a)	A charge of €119 million arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group.

(b)	An amortization charge of €943 million against intangible assets. This adjustment has no cash impact on the Group.

(c)	A pre-tax restructuring charge of €108 million.

(d)	Impairment losses of €651 million, mainly relating to Allegra. This adjustment has no cash impact on the Group.

(e)	The tax impact primarily comprises:

	1)	Deferred taxes of €648 million generated by the amortization charge of €943 million taken against intangible assets; by impairment of intangibles of €651 million; and by a €119 million charge arising from the workdown of inventories remeasured at fair value. This adjustment has no cash impact on the Group.

	2)	A tax saving of €40 million on the €108 million of restructuring charges.

(f)	The impact on “Share of profit/loss from associates” comprises:

	1)	A charge of €21 million corresponding to the amortization of intangibles (net of tax) and the workdown of acquired inventories. This adjustment has no cash impact on the Group.

	2)	A post-tax impairment loss of €55 million relating to Hexavac. This adjustment has no cash impact on the Group.

(g)	In “Minority interests”, an impact of €1 million representing the share attributable to minority shareholders of amortization charged against intangibles. This adjustment has no cash impact on the Group.

20/23

First 9 months of 2005:

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to the Aventis acquisition (€2,624 million net of deferred taxes, with no cash impact for the Group) and restructuring charges (€465 million net of tax), i.e. a total impact of €3,089 million.

First 9 months of 2005: Reconciliation of consolidated income statement to adjusted consolidated income statement (unaudited)

			2005: 9 months
€ million	2005: 9 months	Adjustments	adjusted
	consolidated		consolidated
	(unaudited)		(unaudited)

Net sales	20,304	-	20,304

Other revenues	866	-	866

Cost of sales	(5,662)	391 (a)	(5,271)

Gross profit	15,508	391	15,899

Research & development expenses	(2,894)	-	(2,894)

Selling & general expenses	(5,967)	-	(5,967)

Other current operating income	192	-	192

Other current operating expenses	(94)	-	(94)

Amortization of intangibles	(2,944)	2,860 (b)	(84)

Operating income – current	3,801	3,251	7,052

Restructuring costs	(749)	719 (c)	(30)

Impairment of PP&E and intangibles	(757)	754 (d)	(3)

Other operating income and expenses	44	-	44

Operating income	2,339	4,724	7,063

Financial expenses	(428)	-	(428)

Financial income	204	-	204

Income before tax and associates	2,115	4,724	6,839

Income tax expense	(373)	(1,758) (e)	(2,131)

Share of profit/loss of associates	307	137 (f)	444

Net income before minority interests	2,049	3,103	5,152

Minority interests	(247)	(14) (g)	(261)

Net income	1,802	3,089	4,891

Average number of shares outstanding	1,335,779,796		1,335,779,796

Earnings per share (in euros)	1.35		3.66

21/23

The material impacts of the application of purchase accounting to the Aventis acquisition and of restructuring charges on the consolidated income statement for the first 9 months of 2005 are as follows:

(a)	A charge of €391 million arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group.

(b)	An amortization charge of €2,860 million against intangible assets. This adjustment has no cash impact on the Group.

(c)	A pre-tax restructuring charge of €719 million.

(d)	Impairment losses of €754 million, mainly relating to Allegra. This adjustment has no cash impact on the Group.

(e)	The tax impact primarily comprises:

	1)	Deferred taxes of €1,504 million generated by the amortization charge of €2,860 million taken against intangible assets; by impairment of intangibles of €754 million; and by a €391 million charge arising from the workdown of inventories remeasured at fair value. This adjustment has no cash impact on the Group.

	2)	A tax saving of €254 million on the €719 million of restructuring charges.

(f)	The impact on “Share of profit/loss from associates” comprises:

	1)	A charge of €82 million corresponding to the amortization of intangibles (net of tax)and the workdown of acquired inventories. This adjustment has no cash impact on the Group.

	2)	A post-tax impairment loss of €55 million relating to Hexavac. This adjustment has no cash impact on the Group.

(g)	In “Minority interests”, an impact of €14 million representing the share attributable to minority shareholders of charges for the amortization and impairment of intangibles.

This adjustment has no cash impact on the Group.

_________________________

REMINDER

The 3rd quarter 2005 results will be reviewed at 8.00 am (Paris time) by Mr. Hanspeter Spek, Executive Vice-President Pharmaceutical Operations and Mr. Jean-Claude Leroy, Senior Vice-President CFO. The slides will be available on http://www.sanofi-aventis.com. This presentation will be followed by a Q&A session.

CALL-IN NUMBERS	The conference will also be available on telephone via the following numbers:

	France	+33 (0) 1 71 23 04 18
	UK	+44 (0) 207 365 1849
	USA	+1 718 354 1172

AUDIO REPLAY	Available online at http://www.sanofi-aventis.com and through the numbers below (until November 18, 2005):

	France	+33 (0) 1 71 23 02 48
	UK	+44 (0) 207 784 1024
	USA	+1 718 354 1112
	Access code	7979744#

22/23

Important Information

This press release does not constitute an offer to sell or a solicitation of offers to purchase sanofi-aventis shares. The employee share offering will only be carried out in those jurisdictions in which such offering may be made pursuant to a prospectus or registration statement that has been filed with and/or approved by the relevant local authorities, or pursuant to an exemption from the requirement to file or publish a prospectus or registration statement. More generally, the offering will only be made in jurisdictions in which all required local filings and notices have been made and approvals obtained. This press release is not intended for any jurisdiction in which such a prospectus has not been approved or such an exemption is not available, or in which all other required filings and notifications have not been made or approvals obtained.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements. The sanofi-aventis Group conducts its business in the United States through its subsidiaries Sanofi-Synthélabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.

23/23